

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
20549-4628

July 14, 2009

Mr. James Marshall
Chief Financial Officer
Green Planet Group Inc.
(Formerly EMTA Holdings, Inc.)
7430 E. Butherus, Suite C,
Scottsdale, AZ 85260

      Re: **Green Planet Group Inc. (Formerly EMTA Holdings, Inc.)**
           Form 10-K for Fiscal Year Ended March 31, 2008
           Filed July 15, 2008
           Form 10-Q for Fiscal Quarter Ended June 30, 3008
           Filed August 19, 2008
           Form 10-Q for Fiscal Quarter Ended September 30, 3008
           Filed November 19, 2008
           Form 10-Q for Fiscal Quarter Ended December 31, 2008
           Filed February 19, 2009
           Response letter dated June 15, 2009
           File No. 333-136583

Dear Mr. Marshall :

      We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2008

Financial Statements

Note 11 - Accounting for derivative financial instruments, page F-18

1.   We have consulted with our Division's Chief Accountant's Office with respect to your responses to prior comments 1 and 2 in our letter dated April 24, 2009. Based on our understanding of the terms of the Securities Purchase Agreement, Callable Secured Convertible Notes, Registration Rights Agreement and Stock Purchase Warrants, we do not believe your accounting for these arrangements has

complied with GAAP. Therefore, please consider the following guidance and revise your financial statements accordingly:

- The Notes are immediately convertible into a variable number shares for a fixed monetary amount; therefore, you should classify the Notes as liabilities and report them at their full fair value (that is, at the fixed monetary amount into which the Notes are convertible) in accordance with paragraphs 12 and 23 of SFAS 150. As the conversion rate is 50% of the market price of your common stock, the fair value of your $3,000,000 debt should be reported at $6,000,000 (that is, the excess of the amount recognized as a liability for the Notes over the proceeds received upon their issuance should be immediately recognized as interest expense), and you should not recognize any derivative liability for the conversion option in the Notes.

- As the number of shares into which the Notes are convertible is variable and virtually unlimited, you would be unable to conclude that you have sufficient authorized and unissued shares to settle all contracts within the scope of EITF 00-19. Therefore, some or possibly all of the warrants and options you have issued should be recorded as derivative liabilities in accordance with the guidance of paragraphs 19 through 24 of EITF 00-19. Please note that for purposes of determining the appropriate classification of each contract to issue shares, you may, but are not required to, "sequence" your contracts in accordance with the guidance of paragraph 11 of EITF 00-19 as long as the sequencing method is systematic and rational and consistently applied. Changes in the fair value of these derivative liabilities should be recognized in the statement of operations.

- It appears the Agreements governing the issuance of the convertible debt may contain other embedded derivatives that should be evaluated under SFAS 133 and EITF 00-19. These embedded derivatives, such as the amounts that would be due in the various events of default (including the premium incorporated into the "Default Sum") or upon exercise of the company's call options, should be recorded as a compound derivative liability at fair value at inception and marked to market at each reporting date through the statement of operations.

- All derivatives should be accounted for at fair value as of the date of issuance rather than as of the date you committed to issue the debt and warrants.

- Debt issue costs should not be netted against the obligation. Rather these costs should be reported separately as an asset and amortized over the term of the debt. Refer to paragraph 16 of APB 21.

Please contact us by telephone at your earliest convenience for further clarification on the guidance we have provided.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551- 3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief